

November 20, 2020

Sean Di
General Counsel
RLX Technology Inc.
5/F, Block B, Baifu International Building
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: RLX Technology Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 26, 2020**
> **CIK No. 0001828365**

Dear Mr. Di:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted October 26, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Prospectus Summary
Corporate History and Structure, page 3

2. Please add Relx Inc. to the structure chart on page 4.

Conventions that Apply to this Prospectus, page 7

3. We note that in your definition of the Restructuring on page 8, you disclose an expected issuance of additional ordinary shares to Relx Inc. to settle a certain amount of capital support provided to you by Relx Inc. in the form of advances. Please revise your disclosure to provide more information regarding this share issuance. Indicate to what extent this would dilute ownership and/or value of the ADSs after the completion of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 87

4. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed. In light of the significant period to period fluctuations, please discuss and quantify the underlying reasons for the change. For example, with respect to the changes sales to offline distributors, you should describe and quantify to the extent possible the underlying drivers or metrics associated with the expansion of your distribution and retail network and any associated trends or uncertainties (e.g., volume and average sales price). Please refer to SEC Release Nos. 33-6835 and 33-8350.

5. Furthermore, we note your disclosure that cost of revenues increased largely in line with the increase in your net revenues. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company's cost of revenues. Please note that even when total amounts of costs of revenues or operating costs do not materially vary from period to period, the impacts of material variances in components of cost of revenues or operating costs that offset each other should be separately disclosed, quantified, and discussed (not netted). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenues and resultant gross profit.

Capital Expenditures, page 93

6. We note that you will continue to incur capital expenditures to meet the needs of your business. To the extent you have any material commitments for capital expenditures, please disclose them pursuant to Part I. Item 5.B of Form 20-F.

Critical Accounting Policies, page 94

7.   We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. An example of additional information to address in critical accounting policies would be your basis for estimates for returns and subsidies and whether such estimates have varied form period to period, or any other data that might impact assumptions in order for an investor to better understand the company's basis for accounting for judgmental areas.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk, page 99

8.   Please revise your disclosure to use one of the suggested formats outlined in Part I, Item 11 of Form 20-F.

9.   Additionally, we note from your concentration disclosure that one manufacturer accounting for 72% of your total purchase amount. Further, on page F-29 you disclose that revenue from one offline distributor was greater than 10% of net revenue for your fiscal 2018 period. Please revise to disclose the name and percentage of any customer who accounts for ten percent or more of your revenues for the periods presented in your registration statement. Refer to Part I, Item 4.B.6 of Form 20-F and Item 101(c)(1)(vii) of Regulation S-K.

Business
Overview, page 106

10.   Please revise your disclosure to clarify whether your products are sold in countries other than China. Please consider including regulatory disclosures related to selling your products in other countries.

Supply Chain Management, page 115

11.   We note your disclosure that you have entered into supply agreements with certain third-party manufacturers. We also note that one manufacturer accounted for 72% of your total purchase amount for the year ended December 31, 2019. Please file your agreement with this manufacturer as an exhibit or tell us why you are not required to do so. Refer to Item 601 of Regulation S-K.

Principal Shareholders, page 147

12.   Please add Relx Inc. to the table. In addition, please tell us why you have not included the share ownership of Long Jiang and Yilong Wen in the total amounts for All Directors and Executive Officers as a Group.

Description of Share Capital
Our Post-Offering Memorandum and Articles of Association
Exclusive Forum, page 154

13.   We note your disclosure that the United States District Court for the Southern District of New York shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. We note also your disclosure on page 170 that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement. Please revise your disclosure to clearly describe any risks or other impacts these provisions may have on investors and please address whether there is any question as to whether a court would enforce the provisions.

Significant Accounting Policies
ac) Segment reporting, page F-28

14.   We note that the Group's chief operating decision maker has been identified as its Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating and reportable segment. Please tell us and clarify in your disclosure what "by nature as a whole" means. In your response, describe the most detailed level of information provided to the CODM and board of directors and the level of information used for budgets and compensation of individuals reporting to the CODM.

Notes to the Consolidated Financial Statements
Note 16. Share-based compensation, page F-40

15.   You disclose that awards granted under the Parent Incentive Plan are subject to a service condition and performance condition and the grant date is considered to be the "date the performance results [are] communicated." Revise to disclose whether this represents when the performance target is defined and communicated to the employee or when the performance target is expected to be met. Refer to ASC 718-10-55-80 to 83 and 92 to 95. In addition, revise to disclose the nature of your performance conditions, including if the performance condition is established at inception of the award arrangement or at a later date, pursuant to ASC 718-10-50-1(a) and 2(a)(1).

    You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing